Exhibit 99.4

Emera Reports 2024 Fourth Quarter and Annual Financial Results

Company release: 02/21/25

HALIFAX, Nova Scotia — Today Emera (TSX: EMA) reported 2024 fourth quarter and annual financial results.

Highlights

•

Quarterly adjusted earnings per share (“Adjusted EPS”) grew 33% to $0.84 compared to $0.63 in Q4 2023 driven by solid operating performance across all regulated utilities which offset lower contributions from the Labrador Island Link (“LIL”) as a result of the sale of our equity interest in the LIL in Q2 2024.

•	Full year adjusted EPS of $2.94 was generally in line with 2023 adjusted EPS of $2.96.

•	Fourth quarter reported EPS of $0.52 compared to $1.04 last year. Full year reported EPS of $1.71 compared to $3.57 in 2023.

•	Executed largest ever annual capital plan of $3.2 billion, driving 7% rate base growth year-over-year.

•	Constructive completion of Tampa Electric’s (“TEC”) rate case resulting in a 10.5% ROE and $185 million USD increase in 2025 revenue, $87 million USD in 2026 and $9 million USD in 2027.

“2024 was a year of significant progress for Emera. We delivered on our key objectives and in doing so, have strategically positioned the business to meet the evolving demands within our industry and capitalize on the robust organic growth opportunities in our Florida utilities” said Scott Balfour, President and CEO of Emera Inc. “In 2025 our focus will be on executing on our largest ever 5-year $20 billion capital plan, driving value for our utilities’ customers through prudent investment in reliability, grid modernization and infrastructure expansion, while at the same time, growing earnings and cash flow for shareholders.”

2024 Financial Results

2024 reported net income was $494 million, or $1.71 per common share, compared with a reported net income of $978 million, or $3.57 per common share in 2023. For the year ended December 31, 2024, net income attributable to common shareholders, compared to the same period in 2023, was unfavourably impacted by $225 million in charges, primarily goodwill impairment, related to the pending sale of NMGC, decreased MTM gains and $26 million in charges related to wind-down costs and certain asset impairments and was favourably impacted by the $129 million gain on sale of LIL, and the $58 million tax benefit related to a specific financing structure and its wind-up.

2024 adjusted net income1 was $849 million, or $2.94 per common share, compared with $809 million, or $2.96 per common share in 2023. The increase in 2024 adjusted net income was primarily due to increased earnings across all of our utilities and increased Corporate income tax recovery. These were partially offset by increased Corporate interest expense; lower equity earnings from LIL due to the Q2 2024 sale; and decreased earnings at Emera Energy.

The translation impact of a weaker CAD on USD earnings was more than offset by the realized and unrealized losses on FX hedges used to mitigate the translation risk of USD earnings, resulting in a $29 million decrease to net income in Q4 2024 and $35 million decrease to net income for the year ended December 31, 2024, compared to the same periods in 2023. Weakening of the CAD increased adjusted net income by $2 million in Q4 2024 and $5 million for the year ended December 31, 2024, compared to the same periods in 2023. Impacts of the changes in the translation of the CAD include the impacts of Corporate FX hedges used to mitigate translation risk of USD earnings in the Other segment.

Q4 2024 Financial Results

Q4 2024 reported net income was $154 million, or $0.52 per common share, compared with net income of $289 million, or $1.04 per common share, in Q4 2023.

For Q4 2024, net income attributable to common shareholders as compared to Q4 2023, was unfavourably impacted by a $260 million increase in MTM losses, the $26 million charges related to wind-down costs and certain asset impairments, and favourably impacted by the $58 million tax benefit related to a specific financing structure and its wind-up and the $22 million related to the incremental gain on sale of LIL.

Q4 2024 adjusted net income1 was $246 million, or $0.84 per common share, compared with $175 million, or $0.63 per common share, in Q4 2023. Adjusted net income increased $71 million, primarily due to increased earnings across all of our regulated utilities and an increased Corporate income tax recovery. These increases were partially offset by lower equity earnings due to the sale of LIL in Q2 2024, increased Corporate operating, maintenance and general expense (“OM&G”) due to the timing of long-term incentive expenses and related hedges, increased Corporate interest expense, and decreased earnings at Emera Energy.

(1) See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest GAAP measure.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2024 to 2023.

For the millions of Canadian dollars	Three months ended December 31	Year ended December 31
Adjusted net income – 2023 [1,2]	$175	$809
Operating Unit Performance
Increased earnings at NSPI due to increased income tax recovery, partially offset by higher OM&G due to a lower storm cost deferral	31	19
Increased earnings quarter-over-quarter at Other Electric Utilities primarily due to the timing of recovery of fuel costs and lower OM&G. Year-over-year increased primarily due to higher sales volumes, partially offset by higher OM&G	17	13
Increased earnings quarter-over-quarter at NMGC due to higher revenue from new base rates, partially offset by higher income tax expense. Decreased earnings year-over-year due to lower asset optimization revenue, partially offset by higher revenue from new base rates	14	(4)
Increased earnings at PGS due to higher revenue from new base rates and customer growth, partially offset by increased interest expense, depreciation, OM&G, and income tax expense	11	58
Increased earnings at TEC due to higher revenues from customer growth and new base rates, and the impact of a weaker CAD, partially offset by higher OM&G, and depreciation. Year-over-year increased earnings also due to lower income tax expense and lower interest expense, partially offset by unfavourable weather	5	17
Decreased earnings year-over-year at EES due to favourable hedging opportunities in Q1 2023 and less favourable market conditions in 2024	(3)	(16)
Decreased earnings at Bear Swamp Power Company LLC primarily due to the recognition of investment tax credits in 2023	(13)	(20)
Decreased income from equity investments due to the sale of LIL equity interest	(16)	(32)
Corporate
Decreased deferred income tax asset valuation allowance due to the utilization of tax loss carryforwards	36	39
Increased income tax recovery due to increased loss before provision for income taxes	15	20
Increased interest expense due to the impact of a weaker CAD on USD interest expense, increased total Corporate debt and increased interest rates	(9)	(38)
Increased OM&G quarter-over-quarter primarily due to the timing difference in the valuation of long-term incentive expense and related hedges	(16)	(1)
Other Variances	(1)	(15)

Adjusted net income – 2024	$246	$849

For further details of reportable segments contributions, refer to the “Financial Highlights” section

Segment Results and Non-GAAP Reconciliation

For the millions of Canadian dollars (except	Three months ended December 31		Year ended December 31
per share amounts)	2024	2023	2024	2023
Adjusted net income [1]
Florida Electric Utility	$120	$115	$644	$627
Canadian Electric Utilities	77	68	232	247
Gas Utilities and Infrastructure	87	59	267	214
Other Electric Utilities	21	4	48	35
Other	(59)	(71)	(342)	(314)

Adjusted net income[1]	$246	$175	$849	$809

Gain on sale of LIL, after-tax[2]	22	—	129	—
Financing structure wind-up	58	—	58	—
Charges related to wind-down costs and certain asset impairments, after-tax[3]	(26)	—	(26)	—
Charges related to the pending sale of NMGC, after-tax [4,5]	—	—	(225)	—
MTM (loss) gain, after-tax[6]	(146)	114	(291)	169

Net income attributable to common shareholders	$154	$289	$494	$978

EPS (basic)	$0.52	$1.04	$1.71	$3.57

Adjusted EPS (basic)	$0.84	$0.63	$2.94	$2.96

[1]	See “Non-GAAP Financial Measures and Ratios” noted below.

[2]	Includes an income tax recovery of $22 million for the three months ended December 31, 2024 and net of income tax expense of $53 million for the year ended December 31, 2024 (2023 – nil).

[3]	Net of income tax recovery of $6 million for the three months and year ended December 31, 2024 (2023 – nil).

[4]	Represents (i) $206 million in non-cash goodwill and other impairment charges, after-tax and (ii) $19 million in transaction costs, after-tax for the year ended December 31, 2024 (2023 – nil).

[5]	Net of income tax recovery of $21 million for the year ended December 31, 2024 (2023 – nil).

[6]

Net of income tax recovery of $57 million for the three months ended December 31, 2024 (2023 – $44 million expense) and $117 million recovery for the year ended December 31, 2024 (2023 – $68 million expense)

Outlook

Emera remains committed to achieving its targeted 5-7% average adjusted EPS growth through 2027 and to deliver on its $20 billion 5-year capital plan. These customer-focused investments will drive a forecasted 7-8% rate base growth.

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q4 2024 MD&A which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

Teleconference Call

The company will be hosting a teleconference today, Friday, February 21, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q4 2024 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera Inc.

Emera (TSX: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in Canada, the United States and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange. Additional information can be accessed at www.emera.com or www.sedarplus.ca.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Media

902-222-2683

media@emera.com